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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2002 and Ending December 31, 2002

to the

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

LG&E ENERGY SERVICES INC.
(Exact Name of Reporting Company)

a Subsidiary Service Company
("Mutual" or "Subsidiary")

Date of Incorporation: June 2, 2000

If not Incorporated, Date of Organization: N/A

State of Sovereign Power under which Incorporated or Organized: Kentucky

Location of Principal Executive Offices of Reporting Company: Louisville, Kentucky

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

    Mr. Ulrich Hueppe
    Executive Vice President
    E.ON AG
    E.ON—Platz 1
    40479 Dusseldorf
    Germany

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company: E.ON AG

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Organization Chart	49
Methods of Allocation	49
Annual Statement of Compensation for Use of Capital Billed	52
Signature Clause	53
Supplemental Information, as required in merger order	54

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
Schedule I—Comparative Balance Sheet

        Give balance sheet of the Company as of December 31 of the current and prior year.

		2002	2001
	Service Company Property
101	Service Company Property (Schedule II)	1,620,382	0
107	Construction work in Progress (Schedule II)	2,243,827	1,961,718

	Total Property	3,864,209	1,961,718

108	Less Accumulated Provision for Deprec & Amort (Schedule III)	-420,133	0

	Net Service Company Property	3,444,076	1,961,718

	Investments
123	Investments in Associate Co's (Schedule IV)	0	0
124	Other Investments (Schedule IV)	0	0
128	Other Special Funds	0	0

	Total Investments	0	0

	Current and Accrued Assets
131	Cash	-15,795,284	-16,479,192
134	Special deposits	0	0
135	Working Funds	0	0
136	Temporary Cash Investments (Schedule IV)	0	0
141	Notes Receivable	0	0
143	Accounts Receivable	168,060	127,334
144	Accumulated Provision for Uncollectible Accounts	0	0
146	Accounts Receivable from Associate Co's (Schedule V)	88,058,418	76,596,908
145	Notes Receivable from Associated Co's	0	0
152	Fuel Stock Expenses Undistributed (Schedule VI)	0	0
154	Materials and Supplies	0	0
163	Stores Expense Undistributed (Schedule VII)	0	0
165	Prepayments	0	0
174	Misc. Current & Accrued Assets (Schedule VIII)	0	0

	Total Current and Accrued Assets	72,431,194	60,245,050
	Deferred Debits
181	Unamortized Debt Expense	0	0
184	Clearing Accounts	453,742	37,845
186	Misc. Deferred Debits (Schedule IX)	5,698,668	2,701,342
188	Research, Develop. or Demonstrtn Expenditures (Schedule X)	0	0
190	Accumulated. Deferred Income Taxes	0	0

	Total Deferred Debits	6,152,410	2,739,187
	TOTAL ASSETS AND OTHER DEBITS	82,027,680	64,945,955

	Proprietary Capital
201	Common Stock Issued (Schedule XI)	100	100
211	Misc. Paid-In-Capital (Schedule XI)	900	900
214	Cap Stock Expense-Common	0	0
214.2	Other Income-Minimum Pension Liability	0	-996,526
215	Appropriated Retained Earnings	0	0
216	Unappropriated Retained Earnings (Schedule XI)	0	0
219	OCI—Minimum Pension Liability	-7,251,111	0

		-7,250,111	-995,526

	Long-Term Debt
223	Advances from Associate Co's (Schedule XII)	0	0
224	Other Long-Term Debt (Schedule XII)	0	0
225	Unamortized Premium on Long-Term Debt	0	0
226	Unamortized Discount on Long-Term Debt-Debit	0	0
227	Capital Leases	0	0

	Total Long-Term Debt	0	0

	Current and Accrued Liabilities
228.2	Injuries and Damages	0	0
228.3	Accumulated. Provision for Pensions and Benefits	5,628,516	1,653,788
231	Notes Payable	0	0
232	Accounts Payable	71,007,472	52,637,987
233	Notes Payable to Associate Co's (Schedule XIII)	0	0
234	Account Payable to Associate Co's (Schedule XIII)	22,300,033	5,933,611
235	Customer Deposits	0	0
236	Taxes Accrued	-1,320,239	1,826,243
237	Interest Accrued	0	0
238	Dividends Declared	0	0
241	Tax Collections Payable	148,520	465,656
242	Misc. Current & Accrued Liabilities (Schedule XIII)	5,432,269	3,763,055

	Total Current and Accrued Liabilities	103,196,571	66,280,340

	Deferred Credits
253	Other Deferred Credits	0	325,492
255	Accumulated. Deferred Investment Tax Credits	0	0

	Total Deferred Credits	0	325,492

282	Accumulated. Deferred Income Taxes	0	0
283	Deferred Income Tax—Other	-13,918,780	-664,351

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	82,027,680	64,945,955

Schedule II—Service Company Property

Account	Description	Balance at Beginning of Year	Debits	Credits	Balance at Close of Year
301	Organization	—	—	—	—
303	Misc. Intangible Plant	—	—	—	—
389	Land & Land Rights	—	—	—	—
390	Structures & Improvements	—	—	—	—
391	Office Furniture & Equipment	—	1,620,382	—	1,620,382
392	Transportation	—	—	—	—
397	Communication Equipment	—	—	—	—
399	Other Tangible Property	—	—	—	—

	Subtotal	—	1,620,382	—	1,620,382
107	Construction Work In Progress	1,961,718	16,790,798	16,508,689	2,243,827

	TOTAL	1,961,718	18,411,180	16,508,689	3,864,209

(1)
Provide an explanation of those changes considered material:

  None

(2)
Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

	Subaccount Description	Additions	Balance at Close of Year
339110	Office Furniture	376,296	376,296
339120	Office Equipment	4,590	4,590
339131	Personal Computer Equipment	1,239,496	1,239,496

	Total	1,620,382	1,620,382
(3)
Describe other Service Company Property:

  None

Schedule III—Accumulated Provision for Depreciation and Amortization of Service Company Property.

Account	Description	Balance at Beginning of Year	Additions	Retirements	Balance at Close of Year
301	Organization	0	0	0	0
303	Misc. Intangible Plant	0	0	0	0
389	Land & Land Rights	0	0	0	0
390	Structures & Improvements	0	0	0	0
391	Office Furniture & Equipment	0	420,133	0	420,133
392	Transportation	0	0	0	0
397	Communication Equipment	0	0	0	0
399	Other Tangible Property	0	0	0	0

	TOTAL	0	420,133	—	420,133

(1)
Provide an explanation of those changes considered material:

  None

Schedule IV—Investments

Instructions:

        Complete the following schedule concerning investments, Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 135, "Temporary Cash Investment," list each investment separately.

	Balance at
Description	Beginning of Year	Close of Year
Account 123—Investment in Associate Companies	0	0
Account 124—Investment (Options on land purchase)	0	0
Account 128—Special Funds	0	0
Account 134—Special Deposits	0	0
Account 136—Temporary Cash Investment	0	0

	0	0

Schedule V—Accounts Receivable from Associate Companies

Instructions:

        Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Account 146—Accounts Receivable from Associate Companies

Description	Balance at Beginning of Year	Balance at End of Year
LG&E Enertech Inc.	2,717,239	382,192
LG&E Home Services Inc.	580,669	817
LG&E Capital Corp.	8,496,776	21,220,603
LG&E Credit Corp.	71	0
LG&E Capital Trimble County LLC	232,677	0
Louisville Gas and Electric Company	29,941,800	22,137,225
Kentucky Utilities Company	19,357,860	17,818,515
Western Kentucky Energy Corp.	1,480,823	1,522,635
LG&E Energy Corp.	4,150,827	14,463,299
LG&E Power Inc.	1,758,496	0
LG&E Energy Marketing Inc. (Continuing)	2,199,564	0
LG&E International Inc.	1,438	0
LG&E Power Argentina II Inc.	73,498	0
LG&E Power Development Inc. (Fairfax)	3,995,582	0
LG&E Energy Marketing Inc. (Discontinued)	807,387	0
CRC-Evans International Inc.	51,963	0
Powergen plc	599,695	303,130
LG&E Power Development Inc. (Costa Mesa)	110,495	0
LG&E Energy Foundation Inc.	40,048	10,783
E.ON	0	229,084
FSF Minerals	0	149
FCD LLC	0	153
LPD—Tiger Creek Management	0	9,969,833

TOTAL	76,596,908	88,058,418

Analysis of Convenience or Accommodation Payments:

Amount
Louisville Gas and Electric Company	17,109,088
LG&E Capital Corp.	644,170
LG&E Enertech Inc.	50,774
Kentucky Utilities Company	17,696,502
Western Kentucky Energy Corp.	4,225,223
TC LLC	165,226
CRC-Evans International Inc.	674,285
LG&E Power Development Inc. (Fairfax)	180
LG&E Energy Marketing Inc. (Discontinued)	132
LG&E Energy Marketing Inc. (Continuing)	360
LG&E Power Inc.	1,795,892

42,361,832

Convenience payments result primarily from the following items:

Risk Management Insurance	13,458,102
Workers Comp Insurance	1,899,382
Pension Benefit Guaranty	305,232
Long Term Disability Insurance	790,570
Life Insurance	1,369,593
Dental Insurance	1,233,515
Medical Insurance	22,029,450
401k Employer Match	1,275,988

42,361,832

Schedule VI—Fuel Stock Expenses Undistributed

Instructions:

        Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associated company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total
Account 152—Fuel Stock Expenses—Undistributed	0	0	0

TOTAL	0	0	0

Summary:

        Fuel functions provided by the service company include the procurement of coal and limestone and the transportation services to move the coal and limestone from the loading point to the power plant, monitor inventory level and forecasted requirements and make purchases as needed on a timely basis, prepare bid solicitations for coal and limestone, evaluate the bids, negotiate and write the contracts and purchase orders, and contract administration.

Schedule VII—Stores Expense Undistributed

Instructions:

        Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total
Account 163—Stores Expense—Undistributed	0	0	0

TOTAL	0	0	0

Schedule VIII—Miscellaneous Current and Accrued Assets

Instructions:

        Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at
Description	Beginning of Year	Close of Year
Account 174—Miscellaneous Current and Accrued Assets	0	0

	0	0

Schedule IX—Miscellaneous Deferred Debits

Instructions:

        Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	Balance at
Description	Beginning of Year	Close of Year
Account 186—Miscellaneous Deferred Debits
Intangible Pension Asset	2,701,342	5,698,668

	2,701,342	5,698,668

Schedule X—Research, Development or Demonstration Expenditures

Instruction:

        Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description	Direct Costs Charged
Account 188—Research, Development, or Demonstration Expenditures
NONE	NONE

TOTAL	NONE

Schedule XI—Proprietary Capital

Account No.	Class of Stock	Number of Shares Authorized	Par or Stated Value per Share	Outstanding close of Period No. of Shares	Total Amount
201	Common Stock	100	$1.00	100	$100.00

Instructions:

        Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description	Amount
Account 201—Common Stock—Auth Shares	100
Account 211—Contributed Capital—Misc.	900
Account 214—Other Comprehensive Income—Minimum Pension Liability	0
Account 215—Appropriated Retained Earnings	0
Account 219—OCI Minimum Pension Liability	-7,251,111

TOTAL	-7,250,111

Instructions:

        Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Account 216—Unappropriated Retained Earnings	NONE

Schedule XII—Long Term Debt

Instructions:

        Advances from associate companies should be reported separately for advance on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224—Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions	Balance at Close of Year
Account 223—Advances from Associate Companies				NONE	0			0
Account 224—Other Long-Term Debt					0	0	0	0

TOTAL					0	0	0	0

Give an explanation of Deductions:

        NONE

Schedule XIII—Current and Accrued Liabilities

Instructions:

        Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at
Description
	Beginning of Year	Close of Year
Account 233—Notes Payable to Associate Companies	NONE	NONE
Account 234—Accounts Payable to Associate Companies
LG&E Capital Corp.	2,714,030	244,619
LG&E Enertech Inc.	422,283	-4,956
Louisville Gas and Electric Company	709,841	378,343
Kentucky Utilities Company	1,443,739	501,526
Western Kentucky Energy Corp.	158,956	-19,611
LG&E Home Services Inc.	7,369	0
LG&E Energy Corp.	0	15,799,182
LG&E Energy Marketing Inc. (Continuing)	45,301	0
LPD—Tiger Creek	0	4,967,773
E.ON	0	34,102
Powergen plc	432,092	399,055

TOTAL	5,933,611	22,300,033

Account 242—Miscellaneous Current and Accrued Liabilities
Misc. Liability—Vested Vacation	3,763,055	5,432,269

TOTAL	3,763,055	5,432,269

Schedule XIV—Notes to Financial Statements

Instructions:

        The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note 1—Summary of Significant Accounting Policies

A.
Organization of the Company

        LG&E Energy Services Inc. (the Company or SERVCO) is a wholly-owned subsidiary of LG&E Energy Corp. (LEC), registered under the Public Utility Holding Company Act of 1935 (PUHCA). The Company was authorized to conduct business as a service company for LEC and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 6, 2000, and commenced operations January 1, 2001. On July 1, 2002, E.ON AG (E.ON) completed its acquisition of Powergen plc, now Powergen Limited, which includes LEC for approximately £5.1 billion ($7.3 billion). Following the acquisition, E.ON became a registered holding company under PUHCA and LEC continued to be subject to the additional regulation under PUHCA.

        The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

        The Company maintains its accounts in accordance with PUHCA, as administered by the SEC, and has adopted a system of accounts consistent with that prescribed by the Federal Energy Regulatory Commission. The accounting policies of the Company conform to U.S. generally accepted accounting principles (GAAP).

B.
Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Temporary cash investments are carried at cost, which approximates fair value.

C.
Income Taxes

        The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse. Through December 31, 2002, the Company was part of the Powergen US Investments Corp. consolidated Federal income tax return which includes LEC and all other eligible U.S. subsidiaries.

D.
Management's Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

E.
Fair Value of Financial Instruments

        The carrying amounts of financial instruments on the Company's books are a reasonable estimate of their fair value.

Note 2—Common Stock

        The Company is authorized to issue 100 shares of common stock at a par value of one dollar ($1.00) per share. LEC holds all of the Company's common stock. At December 31, 2002 there were 100 shares outstanding.

Note 3—Related Party Transactions

        The Company has transactions in the normal course of business with other LEC subsidiaries. These transactions are primarily composed of services received or rendered. Intercompany receivables were approximately $88,058,418 at December 31, 2002. Intercompany payables totaled approximately $22,300,033 at December 31, 2002.

Schedule XV Statement of Income

Account	Description	2002	2001
INCOME
457	Services Rendered to Associate Companies	335,374,413	245,156,275
458	Services Rendered to Non-Associate Companies	0	0
400	Sales Revenue—General	0	0
415	Rev From Energy Cat	0	0
419	Other Interest Inc	0	0
421	Miscellaneous Income and Loss	0	0

	TOTAL INCOME	335,374,413	245,156,275
EXPENSES
901	Supervision	0	0
902	Meter Reading	0	2,278
903	Customer Records & Collection Expenses	0	261,684
909	Informational & Instructional Adver.	0	130,151
912	Gen'l Marketing & Marketing Programs	0	794
913	Other Adver—Sales	0	1,500
920	Salaries and Wages	86,952,633	89,174,202
921	Office Supplies and Expenses	66,717,060	77,532,176
922	Administrative Expenses Transferred—Credit	0	0
923	Outside Services Employed	164,289,815	51,535,693
924	Property Insurance	496	303
925	Injuries and Damages	201,719	142,690
926	Employee Pensions and Benefits	8,250,371	11,026,395
928	Regulatory Commission Expenses	535,476	175,899
930.1	General Advertising Expenses	222,989	221,485
930.2	Miscellaneous General Expenses	573,412	1,967,375
931	Rents	71,768	56,603
932	Maintenance of Structures and Equipment	0	0
935	Mtce-Communication EQ	42,786	10,401
401	Operation Expense	0	0
403	Depreciation and Amortization Expense	423,941	80,657
408	Taxes other than Income Taxes	506,159	5,840,923
409	Income Taxes	0	-165,699
410	Provision for Deferred Income Taxes	0	0
411	Provision for Deferred Income Taxes—Credit	0	0
411.5	Investment Tax Credit	0	0
425	Amortization—Other	0	0
426.1	Donations	100,464	62,802
426.2	Life Insurance	126,015	756,505
426.3	Penalties	544	1,502
426.4	Civic, Political & Related Act.	167,316	245,039
426.5	Other Deductions	5,878,579	4,325,100
427	Interest on Long Term Debt	0	0
430	Interest on Debt to Associate Companies	0	0
431	Other Interest Expense	312,870	1,769,817
588	Misc. Distribution Expenses	0	0

	TOTAL EXPENSE	335,374,413	245,156,275

	NET INCOME OR (LOSS)	0	0

Analysis of Billing
Associate Companies—Account 457

	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NAME OF ASSOCIATE COMPANY
Louisville Gas and Electric Company	92,595,494	2,404,090	0	94,999,584
Kentucky Utilities Company	72,754,694	2,126,383	0	74,881,077
Western Kentucky Energy Corp.	6,625,452	63,401	0	6,688,853
LG&E Energy Corp.	486,876	0	0	486,876
LG&E Capital Corp.	20,130,625	1,475,791	0	21,606,416
LG&E Home Services Inc.	320,040	0	0	320,040
LG&E Enertech Inc.	5,225,886	289	0	5,226,175
LPI Power Gen	3,170,825	108,882	0	3,279,707
LG&E Credit Corp.	3,353	0	0	3,353
LG&E Energy Marketing Inc. (Continuing)	9,722,145	306,602	0	10,028,747
LG&E International	7,252	0	0	7,252
LG&E Argentina	908,023	0	0	908,023
LG&E Power Development Inc. (Fairfax)	783,961	98,228	0	882,189
LG&E Energy Marketing Inc. (Discontinued)	6,548,672	1,408,272	0	7,956,944
CRC Evans	322,717	0	0	322,717
Powergen plc	1,476,783	0	0	1,476,783
LG&E Power Development Inc. (Costa Mesa)	11,247	0	0	11,247
LG&E Energy Foundation Inc.	46,569	0	0	46,569
LPD—Tiger Creek Management	105,604,314	0	0	105,604,314
E.ON	637,547	0	0	637,547

TOTAL	327,382,475	7,991,938	0	335,374,413

Analysis of Billing
Non-associate Companies—Account 458

Instruction:

        Provide a brief description of the services rendered to each non-associate company:

	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NAME OF NON-ASSOCIATE COMPANY
NONE	0	0	0	0

TOTAL	0	0	0	0

Schedule XVI—Analysis of Charges for Service—Associate and Non-associate Companies

		ASSOCIATE COMPANY CHARGES			NON-ASSOCIATE COMPANY CHARGES			TOTAL CHARGES
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
901	Supervision	0	0	0	0	0	0	0	0	0
902	Meter Reading	0	0	0	0	0	0	0	0	0
903	Customer Records and Collection Expenses	0	0	0	0	0	0	0	0	0
909	Informational & Instructional Adver.	0	0	0	0	0	0	0	0	0
912	Gen'l Marketing & Marketing Programs	0	0	0	0	0	0	0	0	0
913	Other Adver—Sales	0	0	0	0	0	0	0	0	0
920	Salaries & Wages	82,579,895	4,372,738	86,952,633	0	0	0	82,579,895	4,372,738	86,952,633
921	Office Supplies & Expenses	65,247,373	1,469,687	66,717,060	0	0	0	65,247,373	1,469,687	66,717,060
922	Administrative Expense	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	164,022,271	267,543	164,289,814	0	0	0	164,022,271	267,543	164,289,814
924	Property Insurance	496	0	496	0	0	0	496	0	496
925	Injuries and Damages	198,252	3,467	201,719	0	0	0	198,252	3,467	201,719
926	Employee Pensions and Benefits	7,685,607	564,765	8,250,372	0	0	0	7,685,607	564,765	8,250,372
928	Regulatory Commission Expense	535,476	0	535,476	0	0	0	535,476	0	535,476
930.1	General Advertising Expense	222,989	0	222,989	0	0	0	222,989	0	222,989
930.2	Miscellaneous General Expenses	573,412	0	573,412	0	0	0	573,412	0	573,412
931	Rents	71,768	0	71,768	0	0	0	71,768	0	71,768
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	42,786	0	42,786	0	0	0	42,786	0	42,786
401	Operation Expense	0	0	0	0	0	0	0	0	0
403	Depreciation and Amortization Expenses	423,941	0	423,941	0	0	0	423,941	0	423,941
408	Taxes Other than Income Taxes	464,829	41,330	506,159	0	0	0	464,829	41,330	506,159
409	Income Taxes	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes-Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
425	Amortization—Other	0	0	0	0	0	0	0	0	0
426.1	Donations	100,464	0	100,464	0	0	0	100,464	0	100,464
426.2	Life Insurance	126,015	0	126,015	0	0	0	126,015	0	126,015
426.3	Penalties	544	0	544	0	0	0	544	0	544
426.4	Civic, Political & Related Act	167,316	0	167,316	0	0	0	167,316	0	167,316
426.5	Other Deductions	4,606,171	1,272,408	5,878,579	0	0	0	4,606,171	1,272,408	5,878,579
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	312,870	0	312,870	0	0	0	312,870	0	312,870
588	Misc. Distribution Expenses	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSES	327,382,475	7,991,938	335,374,413	0	0	0	327,382,475	7,991,938	335,374,413

457.3	Compensation for use of Equity	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Co	0	0	0	0	0	0	0	0	0

	TOTAL COST OF SERVICE	327,382,475	7,991,938	335,374,413	0	0	0	327,382,475	7,991,938	335,374,413

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:

        Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	TOTAL	SLS/MKT	CUS SRV	METR'G	REV CLL	FWR GEN	FUEL PR	TRNSMSN	REG AFR
901	Supervision	—	—	—	44,944	—	—	—	—	—
902	Meter Reading	—	—	—	—	—	—	—	—	—
903	Customer Records & Collection Exp.	—	—	—	—	—	—	—	—	—
909	Infor. & Instruc. Adver	—	—	—	—	—	—	—	—	—
912	Gen'l Marketing & Marketing Programs	—	—	—	—	—	—	—	—	—
913	Other Adver—Sales	—	—	—	—	—	—	—	—	—
920	Salaries and Wages	86,952,633	3,656,147	4,737,547	211,661	812,481	4,894,189	909,253	4,206,710	852,750
921	Office Supplies and Expenses	66,717,060	837,993	1,149,538	(25,422)	308,696	2,767,584	259,977	1,320,465	229,060
922	Administrative Expenses Transferred—Credit	—	—	—	—	—	—	—	—	—
923	Outside Services Employed	164,289,815	8,133,888	316,298	5,059	66,463	109,666,249	168,678	478,327	344,161
924	Property Insurance	496	—	—	—	—	—	—	—	—
925	Injuries and Damages	201,719	—	55	—	—	—	—	—	—
926	Employee Pensions and Benefits	8,250,371	—	—	—	—	—	—	—	—
928	Regulatory Commission Expenses	535,476	—	—	—	—	—	—	—	535,476
930.1	General Advertising Expenses	222,989	9,509	—	—	—	—	—	—	—
930.2	Miscellaneous General Expenses	573,412	166,465	—	—	—	175,446	—	—	435
931	Rents	71,768	71,174	—	—	—	—	—	—	—
932	Maintenance of Structures and Equipment	—	—	—	—	—	—	—	—	—
935	Mtce-Communication EQ	42,786	—	—	4,588	—	—	—	—	—
401	Operation Expense	—	—	—	—	—	—	—	—	—
403	Depreciation and Amortization Expense	423,941	3,808	—	—	—	—	—	—	—
408	Taxes other than Income Taxes	506,159	400	—	—	—	—	—	—	—
409	Income Taxes	—	—	—	—	—	—	—	—	—
410	Provision for Deferred Income Taxes	—	—	—	—	—	—	—	—	—
411	Provision for Deferred Income Taxes—Credit	—	—	—	—	—	—	—	—	—
411.5	Investment Tax Credit	—	—	—	—	—	—	—	—	—
426.1	Donations	100,464	3,280	—	—	—	2,403	—	—	—
426.2	Life Insurance	126,015	—	—	—	—	—	—	—	—
426.3	Penalties	544	—	—	—	—	—	—	—	—
426.4	Civic, Political & Related Act.	167,316	—	—	—	—	—	350	—	3,626
426.5	Other Deductions	5,878,579	30,621	1,290	—	389	39,654	650	—	21,706
427	Interest on Long Term Debt	—	—	—	—	—	—	—	—	—
430	Interest on Debt to Associate Companies	—	—	—	—	—	—	—	—	—
431	Other Interest Expense	312,870	—	—	—	—	—	—	—	—
588	Misc. Distrib. Exp.	—	—	—	—	—	—	—	—	—

	TOTAL EXPENSE	335,374,413	12,913,285	6,204,728	240,830	1,188,029	117,545,525	1,338,908	6,005,502	1,987,214

ACCT	DESCRIPTION	ENV AFR	REG MKT	DO-RPR NW	DO-ENH NW	DO-AST MG	DO-OP MTN	DO MGMT	FIN PLN BU	ACT/FIN R
901	Supervision	—	—	—	—	—	—	—	—	—
902	Meter Reading	—	—	—	—	—	—	—	—	—
903	Customer Records & Collection Exp.	—	—	—	—	—	—	—	—	—
909	Infor. & Instruc. Adver	—	—	—	—	—	—	—	—	—
912	Gen'l Marketing & Marketing Programs	—	—	—	—	—	—	—	—	—
913	Other Adver—Sales	—	—	—	—	—	—	—	—	—
920	Salaries and Wages	588,633	4,512,248	601	—	1,549,995	761,232	581,452	973,288	2,118,713
921	Office Supplies and Expenses	2,793,814	855,275	34,624	7,016	230,015	32,359	495,925	145,016	147,716
922	Administrative Expenses Transferred—Credit	—	—	—	—	—	—	—	—	—
923	Outside Services Employed	67,300	196,919	—	—	805,814	81,130	192,582	108,189	137,964
924	Property Insurance	—	—	—	—	—	—	—	—	—
925	Injuries and Damages	—	—	—	—	3,665	—	—	—	—
926	Employee Pensions and Benefits	—	—	—	—	—	705	—	—	1,897
928	Regulatory Commission Expenses	—	—	—	—	—	—	—	—	—
930.1	General Advertising Expenses	—	—	—	—	—	—	—	—	—
930.2	Miscellaneous General Expenses	—	2,000	—	—	—	—	—	—	—
931	Rents	—	—	—	—	—	—	—	—	—
932	Maintenance of Structures and Equipment	—	—	—	—	—	—	—	—	—
935	Mtce-Communication EQ	—	—	—	—	—	3,680	—	—	—
401	Operation Expense	—	—	—	—	—	—	—	—	—
403	Depreciation and Amortization Expense	—	—	—	—	—	—	—	—	—
408	Taxes other than Income Taxes	—	—	—	—	—	—	—	—	—
409	Income Taxes	—	—	—	—	—	—	—	—	—
410	Provision for Deferred Income Taxes	—	—	—	—	—	—	—	—	—
411	Provision for Deferred Income Taxes—Credit	—	—	—	—	—	—	—	—	—
411.5	Investment Tax Credit	—	—	—	—	—	—	—	—	—
426.1	Donations	—	—	—	—	632	232	80	—	1,000
426.2	Life Insurance	—	—	—	—	—	—	—	—	—
426.3	Penalties	—	—	—	—	—	—	—	—	—
426.4	Civic, Political & Related Act.	—	—	—	—	—	—	—	—	—
426.5	Other Deductions	1,194	10,158	—	—	40	420	715	119	200
427	Interest on Long Term Debt	—	—	—	—	—	—	—	—	—
430	Interest on Debt to Associate Companies	—	—	—	—	—	—	—	—	—
431	Other Interest Expense	—	—	—	—	—	—	—	—	—
588	Misc. Distrib. Exp.	—	—	—	—	—	—	—	—	—

	TOTAL EXPENSE	3,450,941	5,576,600	35,225	7,016	2,590,161	879,758	1,270,754	1,226,612	2,407,490

ACCT	DESCRIPTION	TRD ENR	PAYROLL	CRP TX	FIN SYS	FIN&CNT A	IT STRT	IT OPER	CSH MGMT	CRP FIN S	INVST/SHR
901	Supervision	—	—	—	—	—	—	(76,342)	—	—	—
902	Meter Reading	—	—	—	—	—	—	—	—	—	—
903	Customer Records & Collection Exp.	—	—	—	—	—	—	(4,405)	—	—	—
909	Infor. & Instruc. Adver	—	—	—	—	—	—	—	—	—	—
912	Gen'l Marketing & Marketing Programs	—	—	—	—	—	—	—	—	—	—
913	Other Adver—Sales	—	—	—	—	—	—	—	—	—	—
920	Salaries and Wages	980,705	329,135	679,181	549,155	636,894	1,459,515	18,756,548	139,792	393,301	105
921	Office Supplies and Expenses	257,045	39,229	54,787	399,992	93,452	617,704	18,936,160	986,975	1,246,992	4,106
922	Administrative Expenses Transferred—Credit	—	—	—	—	—	—	—	—	—	—
923	Outside Services Employed	4,102,768	82,800	24,767	—	170,685	219,985	17,498,154	—	431,466	68,830
924	Property Insurance	—	—	—	—	—	—	—	—	—	—
925	Injuries and Damages	—	—	—	—	—	—	(25,598)	—	—	—
926	Employee Pensions and Benefits	—	—	—	—	—	3,035	(3,486,440)	—	244	—
928	Regulatory Commission Expenses	—	—	—	—	—	—	—	—	—	—
930.1	General Advertising Expenses	—	—	—	—	—	—	—	—	—	—
930.2	Miscellaneous General Expenses	—	3,478	—	—	—	—	19,383	—	—	—
931	Rents	—	—	—	—	—	—	594	—	—	—
932	Maintenance of Structures and Equipment	—	—	—	—	—	—	—	—	—	—
935	Mtce-Communication EQ	—	—	—	—	—	14,610	(168,634)	—	—	—
401	Operation Expense	—	—	—	—	—	—	—	—	—	—
403	Depreciation and Amortization Expense	—	—	—	—	—	—	—	—	—	—
408	Taxes other than Income Taxes	—	—	—	—	—	—	(1,158,467)	—	—	—
409	Income Taxes	—	—	—	—	—	—	—	—	—	—
410	Provision for Deferred Income Taxes	—	—	—	—	—	—	—	—	—	—
411	Provision for Deferred Income Taxes—Credit	—	—	—	—	—	—	—	—	—	—
411.5	Investment Tax Credit	—	—	—	—	—	—	—	—	—	—
426.1	Donations	—	—	—	—	—	—	20	—	—	—
426.2	Life Insurance	—	—	—	—	—	—	—	—	—	—
426.3	Penalties	—	496	—	—	—	—	—	—	—	—
426.4	Civic, Political & Related Act.	—	—	—	—	—	—	2,245	—	—	—
426.5	Other Deductions	—	—	92	44	108	—	326	—	—	—
427	Interest on Long Term Debt	—	—	—	—	—	—	—	—	—	—
430	Interest on Debt to Associate Companies	—	—	—	—	—	—	—	—	—	—
431	Other Interest Expense	—	—	—	—	—	—	—	—	—	—
588	Misc. Distrib. Exp.	—	—	—	—	—	—	(88,520)	—	—	—

	TOTAL EXPENSE	5,340,518	455,138	758,827	949,191	901,139	2,314,849	50,205,024	1,126,767	2,072,003	73,041

ACCT	DESCRIPTION	RISK MGMT	STRTGC PL	LEGAL	INTRNL CO	BLDG OP MT	SECRTY	DOC SRV	R.O.W.	TRNSPR SR	PRCRMNT
901	Supervision	—	—	—	—	—	—	—	—	—	—
902	Meter Reading	—	—	—	—	—	—	—	—	—	—
903	Customer Records & Collection Exp.	—	—	—	—	—	—	—	—	—	—
909	Infor. & Instruc. Adver	—	—	—	—	—	—	—	—	—	—
912	Gen'l Marketing & Marketing Programs	—	—	—	—	—	—	—	—	—	—
913	Other Adver—Sales	—	—	—	—	—	—	—	—	—	—
920	Salaries and Wages	—	257,835	1,504,242	433,931	596,508	161,972	67,272	124,787	128,658	242,846
921	Office Supplies and Expenses	(598,461)	14,870	897,426	280,798	5,872,610	180,025	4,564,621	21,113	27,604	56,417
922	Administrative Expenses Transferred—Credit	—	—	—	—	—	—	—	—	—	—
923	Outside Services Employed	258,713	3,553	8,343,048	128,142	4,154,522	1,102,846	1,660,009	68,501	274	609
924	Property Insurance	496	—	—	—	—	—	—	—	—	—
925	Injuries and Damages	6,212	—	5,500	—	4,925	—	—	—	—	—
926	Employee Pensions and Benefits	—	—	—	—	—	1,992	—	—	—	—
928	Regulatory Commission Expenses	—	—	—	—	—	—	—	—	—	—
930.1	General Advertising Expenses	—	—	—	818	—	—	—	—	—	—
930.2	Miscellaneous General Expenses	80,275	900	6,718	—	—	—	—	—	—	—
931	Rents	—	—	—	—	—	—	—	—	—	—
932	Maintenance of Structures and Equipment	—	—	—	—	—	—	—	—	—	—
935	Mtce-Communication EQ	—	—	—	—	20,317	—	—	—	—	—
401	Operation Expense	—	—	—	—	—	—	—	—	—	—
403	Depreciation and Amortization Expense	—	—	—	—	—	—	—	—	—	—
408	Taxes other than Income Taxes	—	—	—	—	—	—	—	—	—	—
409	Income Taxes	—	—	—	—	—	—	—	—	—	—
410	Provision for Deferred Income Taxes	—	—	—	—	—	—	—	—	—	—
411	Provision for Deferred Income Taxes—Credit	—	—	—	—	—	—	—	—	—	—
411.5	Investment Tax Credit	—	—	—	—	—	—	—	—	—	—
426.1	Donations	—	—	—	—	—	—	—	—	—	—
426.2	Life Insurance	—	—	—	—	—	—	—	—	—	—
426.3	Penalties	—	—	—	—	—	—	—	—	—	—
426.4	Civic, Political & Related Act.	—	—	95,942	—	—	—	—	—	—	—
426.5	Other Deductions	—	—	15,583	20,881	(830)	—	45,019	—	—	—
427	Interest on Long Term Debt	—	—	—	—	—	—	—	—	—	—
430	Interest on Debt to Associate Companies	—	—	—	—	—	—	—	—	—	—
431	Other Interest Expense	—	—	—	—	—	—	—	—	—	—
588	Misc. Distrib. Exp.	—	—	—	—	—	—	—	—	—	—

	TOTAL EXPENSE	(252,765)	277,158	10,868,459	864,570	10,648,052	1,446,835	6,336,921	214,401	156,536	299,872

ACCT	DESCRIPTION	STRTGC SO	MTRLS LOG	SRC SPPT	CORP HR	TCH&SAF T	INDS RLTN	EXEC MGMT	CORP	EXTERNAL MKTG.
901	Supervision	—	—	—	—	—	—	—	—	—
902	Meter Reading	—	—	—	—	—	—	—	—	—
903	Customer Records & Collection Exp.	—	—	—	—	—	—	—	—	—
909	Infor. & Instruc. Adver	—	—	—	—	—	—	—	—	—
912	Gen'l Marketing & Marketing Programs	—	—	—	—	—	—	—	—	—
913	Other Adver—Sales	—	—	—	—	—	—	—	—	—
920	Salaries and Wages	483,439	290,746	261,011	3,357,705	723,457	59,368	4,091,038	414,675	556,291
921	Office Supplies and Expenses	70,240	61,453	212,871	3,105,058	418,342	30,463	3,560,272	2,787,833	1,778,376
922	Administrative Expenses Transferred—Credit	—	—	—	—	—	—	—	—	—
923	Outside Services Employed	126,057	42,762	62,434	761,984	18,660	211,589	2,217,046	854,466	672,491
924	Property Insurance	—	—	—	—	—	—	—	—	—
925	Injuries and Damages	—	—	—	18,937	16,386	—	134,914	—	—
926	Employee Pensions and Benefits	—	—	—	880,415	1,633	—	—	(3,298,718)	—
928	Regulatory Commission Expenses	—	—	—	—	—	—	—	—	—
930.1	General Advertising Expenses	—	—	—	—	410	—	—	63	212,189
930.2	Miscellaneous General Expenses	—	—	—	—	—	—	14,500	103,945	—
931	Rents	—	—	—	—	—	—	—	—	—
932	Maintenance of Structures and Equipment	—	—	—	—	—	—	—	—	—
935	Mtce-Communication EQ	—	—	—	—	—	—	—	2,066	—
401	Operation Expense	—	—	—	—	—	—	—	—	—
403	Depreciation and Amortization Expense	—	—	—	—	—	—	—	420,133	—
408	Taxes other than Income Taxes	—	—	—	—	—	—	—	—	—
409	Income Taxes	—	—	—	—	—	—	—	—	—
410	Provision for Deferred Income Taxes	—	—	—	—	—	—	—	—	—
411	Provision for Deferred Income Taxes—Credit	—	—	—	—	—	—	—	—	—
411.5	Investment Tax Credit	—	—	—	—	—	—	—	—	—
426.1	Donations	—	—	—	—	—	—	46,679	17,588	28,550
426.2	Life Insurance	—	—	—	126,015	—	—	—	—	—
426.3	Penalties	—	—	—	—	—	—	—	48	—
426.4	Civic, Political & Related Act.	—	—	—	—	—	—	—	—	—
426.5	Other Deductions	—	—	—	195,119	—	—	260,397	(22,272)	62,142
427	Interest on Long Term Debt	—	—	—	—	—	—	—	—	—
430	Interest on Debt to Associate Companies	—	—	—	—	—	—	—	—	—
431	Other Interest Expense	—	—	—	312,870	—	—	—	—	—
588	Misc. Distrib. Exp.	—	—	—	—	—	—	65	—	—

	TOTAL EXPENSE	679,736	394,961	536,316	8,758,103	1,178,888	301,420	10,324,911	1,279,827	3,310,039

ACCT	DESCRIPTION	OVERHEADS
901	Supervision	31,398
902	Meter Reading	—
903	Customer Records & Collection Exp.	4,405
909	Infor. & Instruc. Adver	—
912	Gen'l Marketing & Marketing Programs	—
913	Other Adver—Sales	—
920	Salaries and Wages	17,905,621
921	Office Supplies and Expenses	9,149,036
922	Administrative Expenses Transferred—Credit	—
923	Outside Services Employed	233,633
924	Property Insurance	—
925	Injuries and Damages	36,723
926	Employee Pensions and Benefits	14,145,608
928	Regulatory Commission Expenses	—
930.1	General Advertising Expenses	—
930.2	Miscellaneous General Expenses	(133)
931	Rents	—
932	Maintenance of Structures and Equipment	—
935	Mtce-Communication EQ	166,159
401	Operation Expense	—
403	Depreciation and Amortization Expense	—
408	Taxes other than Income Taxes	1,664,226
409	Income Taxes	—
410	Provision for Deferred Income Taxes	—
411	Provision for Deferred Income Taxes—Credit	—
411.5	Investment Tax Credit	—
426.1	Donations	—
426.2	Life Insurance	—
426.3	Penalties	—
426.4	Civic, Political & Related Act.	65,153
426.5	Other Deductions	5,194,814
427	Interest on Long Term Debt	—
430	Interest on Debt to Associate Companies	—
431	Other Interest Expense	—
588	Misc. Distrib. Exp.	88,455

	TOTAL EXPENSE	48,685,098

Departmental Analysis of Salaries—Account 920

		INCLUDED IN AMOUNTS BILLED TO:
	TOTAL AMOUNT	PARENT (LEC)	OTHER ASSOCIATES	NON- ASSOCIATES	NUMBER OF PERSONNEL END OF YEAR
NAME OF DEPT OR SERVICE FUNCTION
Customer Service	6,210,314	—	6,210,314	—	142
Sales & Marketing	4,630,581	—	4,630,581	—	50
Metering	296,394	—	296,394	—	4
Revenue Collection	1,068,368	—	1,068,368	—	21
Power Generation	6,032,097	—	6,032,097	—	84
Fuel Procurement	1,155,396	—	1,155,396	—	13
Transmission	5,478,954	—	5,478,954	—	79
Regulatory Affairs Management	1,122,602	—	1,122,602	—	14
Environmental Affairs Management	778,681	—	778,681	—	10
Regulatory Marketing	6,506,566	—	6,506,566	—	67
Distribution Oper-Repair Network Process	768	—	768	—	—
Distribution Oper-Enhance Network Process	—	—	—	—	—
Distribution Oper-Asset Mgmt	2,012,381	—	2,012,381	—	25
Distribution Oper-Oper & Maintain Network Process	990,875	—	990,875	—	14
Distribution Oper-Management	762,385	—	762,385	—	8
Financial Planning & Budgeting	1,285,515	—	1,285,515	—	16
Accounting & Financial Reporting	2,819,733	—	2,819,733	—	51
Trading Controls/Energy Mktg. Accounting	1,261,079	—	1,261,079	—	19
Payroll	435,422	—	435,422	—	8
Corporate Tax	900,220	—	900,220	—	13
Financial Systems	613,306	—	613,306	—	4
Financial & Contract Auditing	845,219	—	845,219	—	12
IT Tech Strategy, Planning & Security	1,899,778	—	1,899,778	—	25
IT Operations	21,615,671	—	21,615,671	—	198
Cash Mgmt & Investment Services	185,592	—	185,592	—	3
Corporate Finance Services	517,242	—	517,242	—	6
Investor/Shareholder Relation Services	104	—	104	—	—
Risk Management	—	—	—	—	—
Strategic Planning	341,195	—	341,195	—	3
Legal Services	1,973,553	—	1,973,553	—	21
Internal Communications	572,537	—	572,537	—	7
Building Operations & Maintenance Services	785,060	—	785,060	—	12
Security Services	215,068	—	215,068	—	3
Document Services	89,298	—	89,298	—	1
Right Of Way Services	165,641	—	165,641	—	3
Transportation Services	167,549	—	167,549	—	2
Procurement & Major Contracts	320,891	—	320,891	—	2
Strategic Sourcing	640,166	—	640,166	—	8
Materials Logistic	382,442	—	382,442	—	6
Sourcing Support	344,142	—	344,142	—	7
Corporate Human Resources	4,239,012	—	4,239,012	—	52
Technical & Safety Training	952,804	—	952,804	—	14
Industrial Relations Management	78,535	—	78,535	—	2
Executive Management Services	5,118,643	—	5,118,643	—	27
Corporate	414,789	—	414,789	—	—
Government Affairs	—	—	—	—	—
External & Brand Commun.	726,065	—	726,065	—	13

TOTAL	86,952,633	—	86,952,633	—	1,069

Outside Services Employed—Account 923

Instructions:

        Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

From Whom Purchased	Address	Relationship "A" - Associate "NA" - Non-Associate	Amount
4Sight Corporation	1302 Basswood Ct. Jeffersonville, IN 47130	NA	848,946
ABB	2 Acee Drive Natrona Heights, PA 18974	NA	75,000
Abel Construction Company Inc.	3401 Bashford Ave. Ct. Louisville, KY 40218	NA	440,303
Abell Elevator Intl	1256 Logan St. Louisville, KY 40204	NA	85,219
Access Computer Careers	404 Republic Bldg. Louisville, KY 40202	NA	496,544
Accountants on Call	950 Breckinridge Ln. Louisville, KY 40207	NA	43,425
AETNA Building Maintenance Inc.	525 N. Yellow Springs St. Springfield, OH 45504	NA	51,821
Ajilon LLC	2918 Collections Center Dr. Chicago, IL 60693	NA	348,717
Alstom Power Inc.	P.O. Box 905417 Charlotte, NC 28290-5417	NA	66,468
American Payment Systems Inc.	P.I. Box 5736 Hartford, CT 06102-5736	NA	127,951
Analysts International	22062 Network Pl. Chicago, IL 60673	NA	326,799
Andriot, James E	231 Breckenridge Ln. S202-D Louisville, KY 40207	NA	91,463
Anything Groes Inc.	P.O. Box 305 Buckner, KY 40010	NA	40,293
Aon Consulting Inc.	10451 Mill Run Cr. Owings Mills, MD 21117	NA	72,616
Apar Infotech Corporation	160 Technology Dr. Canonsburg, PA 15317	NA	269,420
Arthur Andersen LLP	P.O. Box 73233 Chicago, IL 60672	NA	130,365

Assured Asset Protection Inc.	8220 Saint Anthony Church Rd. Louisville, KY 40214	NA	102,196
Aubrey Silvey Enterprises Inc.	371 Hamp Jones Rd. Carrollton, GA 30117	NA	33,000
Avaya Inc.	P.O. Box 27-850 Kansas City, MO 64180	NA	290,091
B and B Electric Co., Inc.	1460 Sunshine Ln. Lexington, KY 40505	NA	42,868
Baker Botts LLP	1600 San Jacinto Center 98 San Jacinto Blvd. Austin, TX 78701	NA	38,525
Ball Homes Inc.	P.O. Box 12950 Lexington, KY 40583	NA	81,628
Bank One NA—ProCard	P.O. Box 94596 Louisville, KY 40294	NA	1,051,709
BellSouth Communication Systems	P.O. Box 79045 Baltimore, MD 21279	NA	103,582
Bittners	731 E. Main St. Louisville, KY 40202	NA	225,981
Bloomberg LP	P.O. Box 30244 Hartford, CT 06150	NA	32,119
Boehl Stopher and Graves LLP	400 W. Market St.—S. 2300 Louisville, KY 40202	NA	176,281
Braden, Susan	5900 Jessamine Ln. Louisville, KY 40258	NA	32,560
Brockman, G. Kenneth	10900 Foxgate Ct. Louisville, KY 40223	NA	79,040
Bruce, Dale	3010 Autumn Hills Tr. New albany, IN 47150	NA	49,702
Burns and McDonnell	P.O. Box 411883 Kansas City, MO 64141	NA	140,302
Butler, Nancy Lyons	1201 Navajo Ct. Louisville, KY 40207	NA	49,207
C & I Engineering Inc.	1930 Bishop Ln. S. 800 Louisville, KY 40218-1925	NA	86,261
C & S H Inc.	8601 Chetmer Ln. Louisville, KY 40220	NA	95,203

Carma International Inc.	1023 15th St. NW 7th Floor Washington DC 20005	NA	29,139
Center for Business and Economic Research	335 BA Gatton Business & Economics Bldg. U of K—Lexington, KY 40506	NA	25,400
Century Lighting Service Inc.	3713 Marvin Ave. Louisville, KY 40218	NA	135,075
Charles River Assoc Inc.	D 3139 Boston, MA 02241-3139	NA	1,117,555
Coldiron Veith Construciton Corp	2521 Crusaders Way Lexington, KY 40509	NA	30,873
Comfort Home of Kentucky	780 Eden Rd. Lancaster, PA 17601	NA	69,038
Commercial Furniture Services	1004 Dixon Ave. Louisville, KY 40217	NA	110,817
Commercial Movers Inc.	P.O. Box 710710 Columbus, OH 43271	NA	223,667
Computer Progress United	304 Middletown Pk Pl Suite A Louisville, KY 40243	NA	168,867
Computer Task Group Inc.	P.O. Box 60073 Charlotte, NC 28260	NA	109,716
Computershare Investor Services LLC	33844 Treasury Center Chicago, IL 60694	NA	67,675
Comverge Technologies	4497 Park Dr. Norcross, GA 30093	NA	867,675
Convergent Group Corp.	Dept. 348 Denver, CO 80291-0348	NA	7,577,413
Corpedia Corp.	2020 N. Central Ave. S. 1050 Phoenix, AZ 85004	NA	87,520
Covington & Burling	P.O. Box 7566 Washington, DC 20044	NA	286,350
Creative Alliance	P.O. Box 641266 Cincinnati, OH 45264	NA	204,660
CSC Research Services	P.O. Box 905145 Charlotte, NC 28290	NA	102,066
Cutter Homes	3131 Custer Dr. S. 4 Lexington, KY 40517	NA	41,289

D W Destiny Consulting Inc.	P.O. Box 70398 Louisville, KY 40270	NA	48,378
DB Consulting LLC	3008 Gus Emmett Trail Sellersburg, IN 47172	NA	65,835
Deloitte & Touche LLP	P.O. Box 1613 Stamford, CT 06920	NA	250,000
Design Collaborative Inc.	183 Lazy River N. Pkwy. Shepherdsville, KY 40165	NA	51,163
Dewey Ballantine	1301 Avenue of the Americas New York, NY 10019	NA	194,015
Dewolf Boberg and Associates	100 North Central Expy. S. 210 Richardson, TX 75080	NA	80,000
Dispute Resolution Management Inc.	132 W. Pierpoint Ave. S.400 Salt Lake City, UT 84101	NA	37,637
Diversity Adventures Inc.	104 Ridgeway Ave. Louisville, KY 40207	NA	65,077
Document Control Systems Inc.	1300 S. 4th St. S.150 Louisville, KY 40208	NA	40,876
Donahue, Judith H	310 Clover Ln. Louisville, KY 40207	NA	40,538
Drake Beam Morin Inc.	P.O. Box 100739 Atlanta, GA 30384-0739	NA	186,159
DRI WEFA	P.O. Box 945937 Atlanta, GA 30394-5937	NA	27,900
Duncan Technologies	32441 30th Ave. Stanton, MN 55018	NA	134,619
Dupont Flooring Systems	4790 Crittenden Dr. S. 101 Louisville, KY 40209	NA	55,085
E Max Inc.	2420 Frankfort Ave. Louisville, KY 40206	NA	433,050
Earthwell Energy Management Inc.	P.O. Box 3044 Louisville, KY 40201	NA	511,821
Edison Electric Institute	701 Pennsylvania Ave. NW Washington, DC 20004	NA	29,821
Enertouch Inc.	1959 Parker Cr. Suite E Stone Mountain, GA 30087	NA	983,178
Environmental Care Inc.	3000 W. Magazine St. Louisville, KY 40211	NA	25,323

Environmental Systems Corp.	200 Tech Center Dr. Knoxville, TN 37912	NA	53,450
EON Engineering GMBH	Bermannsgluckstr 41 43 Gelsenkirchen 45898 Germany	A	94,884
Ernst & Young LLP	P.O. Box 828370 Philadelphia, PA 19182-8370	NA	512,775
Evans Aetna Services LLC	4807 Chenoweth Run Rd. Louisville, KY 40299	NA	832,616
Evans Construction Co Inc.	4807 Chenoweth Run Rd. Louisville, KY 40299	NA	56,627
Everest Technologies LLC	12910 Shelbyville Rd. S. 135 Louisville, KY 40243	NA	153,180
Falls City Fence Co.	2201 W. Jefferson Louisville, KY 40212	NA	28,862
Ferreri & Fogle	333 Guthrie Green S. 203 Louisville, KY 40202	NA	35,455
Fisher Controls International Inc.	Dept 73735 Chicago, IL 60673-7736	NA	77,005
Francis, James R.	24521 Morning Glory St. Moreno Valley, CA 92553	NA	113,537
Frost Brown Todd LLC	P.O. Box 70087 Louisville, KY 40270	NA	792,064
GAI Consultants, Inc.	570 Beatty Rd Monroeville, PA 15146	NA	34,207
Gamblin, William W.	528 Ridgewater Ct. Lexington, KY 40515	NA	104,114
Gardere and Wynne LLP	1601 Elm St. S 3000 Dallas, TX 75201	NA	25,908
GE Appliances	GE Appliance Park Louisville, KY 40225	NA	225,106
GE Harris Energy Control Systems Canada Inc.	4525 Manalla Rd. SE Calgary, Alberta, T2G 4B6 Canada	NA	40,122
GE Intl Inc/GE Energy Services	64 Circle Freeway Dr. Cincinnati, OH 45246	NA	42,000
General Electric Company	Power Generation 1 River Road Schenectady, NY 12245	NA	58,934,939
General Electric Industrial Systems	P.O. Box 102827 Atlanta, GA 30368-2827	NA	50,498

Geographic Data Technology Inc.	11 Lafayette St. Lebanon, NH 03766-1445	NA	27,625
Georgia Transmission Corp.	2100 E. Exchange Pl. Tucker, GA 30084-5336	NA	8,763,285
Goldman Sachs & Co.	GPO 9081 Church St. Station New York, NY 10087	NA	54,296
Green Mechanical Construction	P.O. Box 1869 Glasgow, KY 42142-1869	NA	360,920
Greenberg Traurig LLP	885 Third Ave. New York, NY 10022	NA	27,211
Greenebaum Doll & McDonald PLLC	Section 469 Louisville, KY 40289	NA	253,009
H Huff Construction Mgmt Specialists Inc.	1651 Colony Ln. Zachary, LA 70791	NA	392,298
Hall Contracting of Kentucky Inc.	P.O. Box 37270 Louisville, KY 40233-7270	NA	453,290
Harper Ferguson and Davis	1730 Meidinger Tower, 462 S. 4th Ave. Louisville, KY 40202	NA	257,370
Harshaw Trane Service	1800 Plantside Dr. Louisville, KY 40299-1975	NA	572,399
Helicopter Minit Men Inc.	P.O. Box 21758 Columbus, OH 43221	NA	38,292
Hewett, Robert M.	4812 Waterside Dr. Lexington, KY 40513	NA	34,350
Highland Roofing Co., Inc.	4007 Produce Rd. Louisville, KY 40218	NA	304,592
Hill and Associates Inc.	222 Severn Ave. Anapolis, MD 21403	NA	49,275
Hodgson Russ Attorneys LLP	One M & T Plaza S. 2000 Buffalo, NY 14203-2391	NA	30,848
Holub, Patricia	7305 Fox Bluff Pl. Prospect, KY 40059	NA	34,293
Honeywell DMC Services Inc.	Stonehill Corp Center, 999 Broadway Saugus, MA 01906	NA	803,703
Honeywell Inc.	1550 Ormsby Station Rd. Louisville, KY 40223-4019	NA	59,811

Hope Duggan and Silva	Miami Commercial Center 8307 NW 68th St. S. 1218 P.O. Box 025743 Miami, FL 33102	NA	241,862
Hunton & Williams	1900 K Street NW Washington, DC 20006	NA	187,918
ICR	P.O. Box 1050 Moorestown, NJ 08057	NA	725,686
Industrial Electrical Contractors	P.O. Box 51566 Bowling Green, KY 42102	NA	27,335
Innovative Controls Engineering Inc.	3000 Lightheart Rd. Louisville, KY 40222	NA	146,756
Intecom Inc	106 E. Broadway Louisville, KY 40202	NA	64,401
Iron Mountain	4111 Leghorn Dr. Louisville, KY 40218	NA	55,599
Irvin H. Whitehouse & Sons Co.	P.O. Box 32870 Louisville, KY 40232	NA	88,913
J Laurie Commercial Floors Inc.	1828 South Anthony Blvd. Fort Wayne, IN 46803	NA	27,582
Jarboe	21 E. High St. Mooresville, IN 46158	NA	103,365
JC Graphics LLC	7006 Echo Tr. Louisville, KY 40299	NA	59,021
JD Power and Assoc.	30401 Agoura Rd. Agoura Hills, CA 91301	NA	120,000
Johnson Controls Inc.	1808 Cargo Cr. Louisville, KY 40299	NA	125,707
Jones Day Reavis & Pogue	77 West Wacker Chicago, IL 60601	NA	497,775
Kforce.Com	4965 U.S. Hwy 42 S.2900 Louisville, KY 40222	NA	754,041
Kirkpatrick, AA	601 Rothbury Ln. Louisville, KY 40243	NA	131,219
Koinonia Computing Inc.	200 S. 5th St. STE 201 S Louisville, KY 40202	NA	447,892
Lakeshore Financial Staffing	33112 Treasury Center Chicago, IL 60694	NA	218,226

Lewis & Corrigan PLLC	P.O. Box 5711 Louisville, KY 40255	NA	25,350
LG&E Power Operations Inc.	220 W. Main St. Louisville, KY 40202	A	107,589
Long, Gregory Keith	1704 Traveller Rd. Lexington, KY 40504	NA	28,555
Louisville Career Placement	3418 Frankfort Ave. S. 165 Louisville, KY 40207	NA	40,985
Lyon, Robert E.	2018 Tyler Ln. Louisville, KY 40205	NA	80,768
M S Gerber & Associates Inc.	1357 West Lane Ave. Columbus, OH 43221	NA	47,483
M Taylor Construction Co. Inc.	387 Waco Dr. Sandersville, GA 31082	NA	124,025
Majestic Systems Integration Co.	103 Powell Ct. S. 150 Brentwood, TN 37027	NA	31,976
Marine Electric Co Inc.	110 S. First St. Louisville, KY 40202	NA	57,889
Markel, Charles A.	2544 Woodbourne Ave. Louisville, KY 40205	NA	46,220
Matrix Integration LLC	417 Main St. Jasper, IN 47546	NA	138,997
MO Better Marketing Communications	605 W. Main St. Louisville, KY 40202	NA	80,000
Moodys Investor Service	P.O. Box 102597 Atlanta, GA 30368	NA	201,500
Morgan Stanley and Company Inc.	1585 Broadway New York, NY 10036	NA	4,054,590
Murray Guard Inc.	P.O. Box 30171 Nashville, TN 37241	NA	227,130
Mustang Engineering Inc.	P.O. Box 201829 Houston, TX 77216	NA	181,708
National Environmental Contracting Inc.	2660 Technology Dr. Louisville, KY 40299	NA	55,710
Neace Lukens Inc.	211 Browns Ln. Louisville, KY 40207	NA	245,145
Neal, Susan S.	1120 Carlimar Ln. Louisville, KY 40222	NA	56,775

Netjets Aviation Inc.	4111 Bridleway Ave. Columbus, OH 43219	NA	77,161
New Age Technologies Inc.	819 W. Main St. S. 200 Louisville, KY 40202	NA	110,112
New Energy Associates LLC	P.O. Box 116022 Atlanta, GA 03068-6022	NA	42,617
Nixon Peabody LLP	One Thomas Circle, Suite 700 Washington, DC 20005	NA	204,201
Occupational Physician Services of Louisville	901 W. Broadway Louisville, KY 40202	NA	41,445
Off Duty Police Services Inc.	13418 Forest Springs Dr. Louisville, KY 40245-2076	NA	31,148
Ogden Newell and Welch	1700 Citizens Plaza Louisville, KY 40202	NA	744,249
Open Systems International Inc.	3600 Holly Ln. N. S 40 Minneapolis, MN 55447-1283	NA	83,350
OPS Plus Inc	2950 Breckenridge Ln. S. 9A Louisville, KY 40220	NA	477,447
Overland Contracting Inc.	P.O. Box 801103 Kansas City, MO 64180-1103	NA	36,879,329
PDE, PLLC	4024 Lilydale Ct. Lexington, KY 40516	NA	95,134
Pike Electric Inc.	P.O. Box 868 Mount Airy, NC 27030	NA	40,531
Pink Elephant Inc.	5575 N. Service Rd. Burlington, ON, L7L 6M1, Canada	NA	388,977
Piper Marbury Rudnick & Wolfe LLP	1251 Avenue of the Americas New York, NY 10020-1104	NA	82,536
Platts	3333 Walnut St. Boulder, CO 80301	NA	89,120
Pomeroy Computer Resources Inc.	908 Dupont Rd. Louisville, KY 40207	NA	263,059
Porter, Janice W.	5902 Croft Ct. Louisville, KY 40207-1728	NA	41,209
Powell Goldstein Frazer & Murphy LLP	191 Peachtree St. NE, 16th FL Atlanta, GA 30303	NA	922,601
Power Technology	Westwood Way Westwood Business Park Coventry CV4 8L6	A	615,765

Powergen UK Plc	Westwood Way Westwood Business Park Coventry CV4 8L6	A	117,507
Pricewaterhouse Coopers LLP	P.O. Box 651376 Charlotte, NC 28265	NA	632,370
Pro Turf Inc.	2007 Browns Village Rd. Jeffersontown, KY 40299	NA	43,980
Professional Health Services Inc.	83 South Eagle Rd. Havertown, PA 19083	NA	43,484
Purvis, Marybeth	1048 Deer Crossing Way Lexington, KY 40509	NA	31,061
Rapidigm Inc.	8790 Governor's Hill Dr. S. 204 Cincinnati, OH 45249	NA	320,140
Reid, Terese M.	5621 Fox Horn Dr. Apt 206 Louisville, KY 40216	NA	63,840
RHI Management Resources	P.O. Box 6248 Carol Stream, IL 60197	NA	69,886
Riptech, Inc.	2800 Eisenhower Ave. Alexandria, VA 22314	NA	123,000
Risk Management Services Corp	211 Browns Ln. Louisville, KY 40207	NA	26,027
Riverside Parking Inc.	702 W. Market Louisville, KY 40202	NA	80,500
Ryan, Patrick S.	2295 Wolfpen Rd. Sulphur, KY 40070	NA	73,683
Sandersville Well Co.	P.O. Box 811 Sandersville, GA 31082	NA	109,658
Sargent and Lundy LLC	135 S. LaSalle St. Dept 2901 Chicago, IL 60674-2901	NA	373,916
SBC Data Com Inc.	1835 Shackleford Ct. S. 200 Norcross, GA 30093	NA	33,001
Schlumberger/Sema	7127 Mexico Rd. PMB 289 St. Peters, MO 63376	NA	2,607,293
Schnell Contractors Inc.	1343 Tile Factory Ln. Louisville, KY 40213	NA	304,490
Siebel Systems Inc.	2207 Bridgepoint Pky San Mateo, CA 94404	NA	135,213
Soft Link Solutions Inc.	2375 Ariel St. N Maplewood, MN 55109	NA	79,429

Standard and Poors Corp	P.O. Box 80-2542 Chicago, IL 60680	NA	147,400
Stoll Keenon and Park LLP	201 E. Main St. S. 1000 Lexington, KY 40507	NA	360,035
Stoner Associates	P.O. Box 7777-W5015 Philadelphia, PA 19175	NA	55,638
Summit Blue Consulting	1722 14th St. S 230 Boulder, CO 80302	NA	303,541
Summit Manufacturing LLC	225 Kiwanis Blvd. W. Hazleton, PA 18201	NA	32,715
Sunland Construction, Inc.	P.O. Box 972824 Dallas, TX 75397-2824	NA	618,714
Sutherland Asbill and Brennan LLP	999 Peachtree St. NE Atlanta, GA 30309	NA	1,075,709
Synergics Energy Services LLC	191 Main St. Annapolis, MD 21401	NA	49,917
Tamaqua Cable Products	One Tamaqua Blvd. P.O. Box 347 Schuykill, PA 17972	NA	28,115
Technology Consulting Inc.	140 Whittington Pky Louisville, KY 40222	NA	83,875
Tek Systems	9420 Bunsen Pkwy S. 220 Louisville, KY 40220	NA	381,977
Texas Gas Transmission	3800 Frederica St. Owensboro, KY 42302	NA	160,175
The Legacy Energy Group LLC	32 Waterloo St. Warrenton, VA 20186	NA	26,061
The Prime Group LLC	P.O. Box 7469 Louisville, KY 40257	NA	205,009
Thermal Equipment Sales Inc.	P.O. Box 8430 Lexington, KY 40533-8430	NA	70,723
Tiffany Alley & Associates	400 Perimeter Ctr. Terrace S. 900 Atlanta, GA 30346	NA	32,285
Todays Staffing Inc.	P.O. Box 910270 Dallas, TX 75391	NA	1,055,806
TP Technologies	4130 Outer Loop Louisville, KY 40219	NA	44,047
Tripp, Warren D	2406 Willowbrook Ct. Prospect, KY 40059	NA	28,660

Troutman Sanders LLP	600 Peachtree Street NE S. 5200 Atlanta, GA 30308-2216	NA	588,227
Tuck Engineering Inc.	P.O. Box 760 Big Stone Gap, VA 24219	NA	28,700
Turner & Davis	P.O. Box 2796 Midland, TX 79702	NA	427,091
Unisys Pulsepoint Communications	6307 Carpinteria Ave. Carpinteria, CA 93013	NA	34,042
United Electric Co. Inc.	4333 Robards Ln. Louisville, KY 40218	NA	38,214
United Mail	4410 Bishop Ln. Louisville, KY 40218	NA	151,297
US Inspection Services	502 W. Crescentville Rd. Cincinnati, OH 45246	NA	59,441
Utility Services & Automation	909 E. Loudan Ave. S. 2 Lexington, KY 40505	NA	25,950
Vantage Consulting Inc.	22814 Overseas Hwy. Cudjoe Key, FL 33042	NA	46,767
Vector ESP Inc.	10641 Techwoods Circle Cincinnati, OH 45242-2846	NA	36,074
Vulcan Fire Systems Inc.	3330 Gilmore Industrial Blvd. Louisville, KY 40213-2190	NA	28,467
W R Cole and Assoicates Inc.	11300 Decimal Dr. Louisville, KY 40269	NA	167,360
Wallace Company Inc.	P.O. Box 19825 Louisville, KY 40259	NA	745,294
Waste Management of KY	2673 Outer Loop Louisville, KY 40219	NA	53,628
Wayne Corp.	Medical Arts Bldg. 1169 Eastern Pkwy S. 1166 Louisville, KY 40217	NA	74,559
Willhite, Ronald L.	7375 Wolf Spring Trace Louisville, KY 40241	NA	75,981
William M. Mercer Inc.	1500 Meidinger Tower Louisville, KY 40294	NA	154,542
Winston and Strawn	200 Park Ave. New York, NY 10166-4193	NA	84,000
World Arts Inc.	P.O. Box 597 Spencer, IN 47460	NA	41,700

Wright & Talisman PC	1200 G. Street NW Suite 600 Washington, DC 20005-3802	NA	43,321
Wyatt Tarrant & Combs LLP	PNC Plaza Louisville, KY 40202	NA	117,565
Xerox	9000 Wessex PL S. 100 Louisville, KY 40222	NA	1,570,146
YCA	2336 Wisteria Dr. S. 440 Snellville, GA 30078	NA	91,915
All Others (904)		NA	3,025,879
	TOTAL ALL		164,289,815

Employee Pensions and Benefits—Account 926

Instructions:

        Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount
Life Insurance Expense	381,621
Medical Insurance Expense (Inc Retiree Medical, FAS 112, FAS 106)	2,357,864
Dental Insurance Expense	334,360
Pension Expense	3,929,259
401(K)	1,201,069
Long Term Disability	39,971
Other—Tuition Refund Plan	6,227

8,250,371

General Advertising Expenses—Account 930.1

Instruction:

        Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Name of Payee	DIRECT COSTS CHARGED
Creative Alliance	6,965
Host Communications Inc.	121,520
IHIGH INC	15,000
Jefferson County Fire Service Distr Trustees Assoc	5,000
KY High School Athletic Assn.	36,100
Louisville Defender Newspaper Inc.	4,000
Morris Advertising Specialties	6,498
Shobe, Deborah	6,655
Star of Louisville	5,098
Various	16,153

TOTAL	222,989

Miscellaneous General Expenses—Account 930.2

Instruction:

        Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by

Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description		DIRECT COSTS CHARGED
930201—Misc. Corporate Exp.
Executive Mgmt Exp.—Telecom	18,324
Business License Fees	232	18,556
930202—Association Dues	74,669	74,669
930203—Research Work
EPRI DUES	175,446	175,446
930207—Other Misc. Gen Exp.
Charges to LG&E Energy Corp.
Relocation Taxes	124,279	124,279
Charges to LG&E Capital Corp.
Risk Management Insurance	2,400
Salary and Wages	7,258
Parking Fees	1,440
OverAccrual of Costs to Achieve	-88,659
Misc.	2,317	-75,244
Charges to LG&E Enertech Inc.
Phone	31,868
Advertising	4,665
Postage	1,476
Misc.	14,662
Employee Expenses	103,324
Dues	3,524
Insurance	8,101	167,620
Charges to LG&E Home Services Inc.
Misc. Employee Expenses	188	188
930209—Nondeductible Penalties	2,870	2,870
930222—E.ON Merger Expense
Various	7,153	7,153
930250—Broker Fees
Neace Lukens	77,875	77,875

TOTAL	573,412	573,412

Rents—Account 931

Instruction:

        Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Description	DIRECT COSTS CHARGED
931004—Rents Corporate HQ	59,364
931100—Rents Other	12,404

TOTAL	71,768

Taxes Other Than Income Taxes—Account 408

Instructions:

        Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind Of Tax	Amount
Other Than U.S. Government Taxes
Real and Personal Prop Tax	400

TOTAL	400

U.S. Government Taxes
Federal Unemployment Insurance	73,462
Federal Old Age Benefits Tax	432,297

TOTAL	505,759

Donations—Account 426.1

Instructions:

        Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient	Amount
Bellarmine College	5,000
Bluegrass State Games	12,000
Downtown Lexington Corp	9,000
Kentucky Art and Craft	3,500
Kentucky Derby Museum	8,750
Lexington Philharmonic Society	3,000
Louisville Fire Football	20,000
UK Sports Marketing Academy	7,500
YMCA Black Achievers	5,100
Others (25)	26,614

100,464

Other Deductions—Account 426.5

Instructions:

        Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee	Amount
426501—Other Deductions
Outside Services	Various	12,354
Legal Outside Services	Various	1,314
Sales and Promotion Expense	Various	8,420
Insurance Fees	Various	182,038
Ex-Pat Expenses	Various	60,339
Labor/Burdens	Various	13,167
Pension	Various	18,619
Dues and Subscriptions	Various	23,849
Contributions	Various	28,708
Lease/Rental	Various	89,118
Employee Meals/Travel Expenses/Telecom	Various	108,489
Miscellaneous	Various	150,140

		696,555

426502, 426592—SERP (Direct and Indirect) Officers Supplemental Early Retirement Program	Various	2,447,825

426504, 426594—Officers' TIA (Direct and Indirect) Officers Team Incentive Award	Various	2,362,428

426505, 426595—Off Long-Term Incent (Direct and Indirect) Officers Long-Term Incentives	Various	371,742

426510—Powergen Costs Powergen Costs	Various	29

	TOTAL 426.5	5,878,579

Schedule XVIII—Notes to Statement of Income

        See Notes to Financial Statements on pages 18-19.

Schedule XIX—Financial Data

        If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial

Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.	Caption Heading	Amount
1	Net Service Company Property	3,444,076
2	Total Investments	—
3	Total Current and Accrued Assets	72,431,194
4	Total Deferred Debits	6,152,410
5	Balancing Amount for total Assets and Other Debits	—
6	Total Assets and Other Debits	82,027,680
7	Total Proprietary Capital	(7,250,111)
8	Total Long-Term Debt	—
9	Notes Payable	—
10	Notes Payable to Associate Companies	—
11	Other Current and Accrued Liabilities	103,196,571
12	Total Deferred Credits	—
13	Accumulated Deferred Income Taxes	—
14	Total Liabilities and Proprietary Capital	82,027,680
15	Services Rendered to Associate Companies	335,374,413
16	Services Rendered to Non-associate Companies	—
17	Miscellaneous Income or Loss	—
18	Total Income	335,374,413
19	Salaries and Wages	86,952,633
20	Employee Pensions and Benefits	8,250,371
21	Other Expenses	240,171,409
22	Total Expenses	335,374,413
23	Net Income (Loss)	—
24	Total Expenses (Direct Costs)	327,382,475
25	Total Expenses (Indirect Costs)	7,991,938
26	Total Expenses (Total)	335,374,413
27	Number of Personnel End of Year	1,069

Organization Chart

Victor A. Staffieri	Chairman, Chief Executive Officer and President
John R. McCall	Vice President and Secretary
Richard Aitken-Davies	Vice President and CFO
S. Bradford Rives	Vice President and Controller
Daniel K. Arbough	Treasurer

METHODS OF ALLOCATION

        Information Systems Chargeback Rates—Rates for services, including but not limited to software, consulting, mainframe and personal computer services, are based on the costs of labor, materials and information services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        Number of Customers Ratio—A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, the ratio may be calculated based on the type of customer class being served (i.e. Residential, Commercial or Industrial).

        Number of Employees Ratio—A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, a two-step assignment methodology is utilized to properly allocate SERVCO employee costs to the proper legal entity.

        Departmental Charge Ratio—A specific SERVCO department ratio based upon various factors such as labor hours, labor dollars, departmental or Client entity headcount, etc. The departmental charge ratio typically applies to indirectly attributable costs (defined in Section V, Cost Apportionment Methodology) such as departmental administrative, support, and/or material and supply costs that benefit more than one affiliate and that require allocation using general measures of cost causation. Methods for assignment are department-specific depending on the type of product or service being performed and are documented and monitored by the PUHCA Compliance Manager on a monthly basis to ensure consistent and proper application and periodic true-up, where necessary, for SERVCO billing purposes.

        Electric Peak Load Ratio—Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company and the denominator of which is for all operating companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

        Revenue Ratio—Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Payroll Ratio—Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Assets Ratio—Based on the total assets at year end for the preceding year, the numerator of which is for an operating company or affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes. In the event of joint ownership of a specific asset, asset ownership percentages will be utilized to assign costs.

        Contract Ratio—Based on the sum of the physical amount (i.e. tons of coal, cubic feet of natural gas) of the contract for both coal and natural gas at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Shareholder Ratio—Based on the average number of preferred shareholders at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on an annual basis, or at such time as may be required due to significant changes.

        Number of Meters Ratio—Ratio based on the number or types of meters being utilized by all levels of customer classes within the system for the immediately preceding twelve consecutive calendar months. The numerator is equal to the number of meters for a specific Client entity and the denominator is equal to such expenditures for all applicable client entities. This ratio will be determined annually, or at such time as may be required due to significant change.

        Number of Transactions Ratio—Based on the sum of transactions occurring in the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected would affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes. For example, services with regard to Procurement and Major Contracts define a transaction as the number of contracts negotiated. Services pertaining to Materials Logistics would define the transaction as the number of items ordered, picked and disbursed out of the warehouse. Services pertaining to Accounts Payable would define the transaction as the number of invoices processed. Similar to the Departmental Charge Ratio, defined previously, the PUHCA Compliance Manager is responsible for maintaining and monitoring specific product/service methodology documentation and periodic true-up requirements for actual transactions related to SERVCO billings.

        Retail Revenue Ratio—Based on utility revenues, excluding energy marketing revenues, for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

        Energy Marketing Ratio—Based on the absolute value of equivalent megawatt hours purchased or sold for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

        Regulatory Mandate Ratios—Based on Federal or state mandated percentage allocations based on regulatory proceedings and requirements. These ratios are typically developed in concert with regulatory authorities representing the results of merger or joint asset ownership negotiations and are supported by specific contracts regarding legal entity allocation requirements. Contract terms and periodic updates, if necessary, are maintained and monitored by the PUHCA Compliance Manager and SERVCO departmental management.

        Project Ratio—Based on the total costs for any departmental or affiliate project at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes.

        Transportation Resource Management System Chargeback Rate—Rates for use of transportation equipment are based on the costs associated with providing and operating transportation fleet for all affiliated companies including developing fleet policy, administering regulatory compliance programs, managing repair and maintenance of vehicles and procuring vehicles. Such rates are applied based on the specific equipment employment and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        Non-Fuel Material and Services Expenditures—A ratio based on non-fuel material and services expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months. The numerator is equal to such expenditures for a specific Client entity and/or line-of-business as appropriate and the denominator is equal to such expenditures for all applicable Client entities. This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Statement of Compensation for Use of Capital Billed

        Not Applicable

Signature Clause

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

LG&E ENERGY SERVICES INC. . (Name of Reporting Company)
By:	/s/ S. BRADFORD RIVES (Signature of Signing Officer) S. Bradford Rives Vice President and Controller (Printed Name and title of Signing Officer)

Date: April 30, 2003

Supplemental—Service Transactions among the E.ON System and LG&E Energy Group

Instructions:

        As stated in the merger order.

        Services rendered by members of the E.ON Group or the Powergen Group companies included the assessment of environmental control options for coal-fired plants, key design of replacement boiler pressure components for coal plant, specialist analysis of combustion turbine component failures, plant modeling and operational impact assessment of flue gas desulphurization retrofits on coal plant, analysis and resolution of plant operational, performance, availability and reliability issues for coal plant and combustion turbines, plant maintenance strategy development for coal boilers and combustion turbines, specialist non destructive evaluation of coal boiler condition, and training in assessing and preventing boiler tube failures at the LG&E Energy Group Plant facilities. In addition, several E.ON/Powergen employees are assigned to work in the US for the LG&E Energy Group. These salaries and expenses of the ex-patriot employees are reimbursed to E.ON/Powergen. Individual job descriptions are listed below.

        Services rendered by individual LG&E Energy Group companies were mainly labor and general expenses of individuals doing specialized work for the E.ON/Powergen system companies. This work included regulatory filings, engineering policy, Information Technology Integration and Investment/Shareholder expenses. Also, several employees were assigned to work in UK at Powergen and in Germany at E.ON. Those salaries and expenses were reimbursed by Powergen and E.ON. Several items were expenses of Powergen and E.ON and were paid by the LG&E Energy Group companies, with reimbursement from Powergen and E.ON. Descriptions are on each line item below.

				LG&E Energy Group Employees Performing Service
Description of Services		Service Performed By:	Service Received By:
	Amount			Absolute	Percentage
LG&E Energy Provision of PowerTube	$3,000	Power Technology	Louisville Gas & Electric Co.
EW Brown Unit 1 Combustion Trials	$39,420	Power Technology	Kentucky Utilities Company
Ghent Units 3&4—Reheater Design	$226,580	Power Technology	Kentucky Utilities Company
LIPA Published Data Review	$4,480	Power Technology	LG&E Power Development
Airborne Technology Assessment	$19,756	Power Technology	LG&E Energy Group
Trimble County—Performance Acceptance Test	$25,750	Power Technology	Louisville Gas & Electric Co.
EW Brown Unit 7 Technical Assessment	$14,547	Power Technology	Kentucky Utilities Company
Coleman—FGD Booster Fan Philisophy	$2,960	Power Technology	Western Kentucky Energy
Coleman—Plume Grounding	$6,000	Power Technology	Western Kentucky Energy
Brown 2 Tender Assessment	$797	Power Technology	Kentucky Utilities Company
Brown—GT24 Blade Assessment	$76,447	Power Technology	Kentucky Utilities Company
Coleman—Furnace Protection Study	$45,950	Power Technology	Western Kentucky Energy
EW Brown 11N2 Maintenance Strategy	$18,431	Power Technology	Kentucky Utilities Company
Flow Model of Henderson Precipitators	$21,000	Power Technology	Western Kentucky Energy
Green River 3 Generator	$12,887	Power Technology	Kentucky Utilities Company
EW Brown GT24 Vane Assessment	$57,230	Power Technology	Kentucky Utilities Company
Mill Creek Air Preheater	$14,560	Power Technology	Louisville Gas & Electric Co.
Ghent Reheater Creep Analysis	$1,740	Power Technology	Kentucky Utilities Company
Coleman Furnace Negative Pressure	$11,410	Power Technology	Western Kentucky Energy
Trimble County Monitoring Specification	$3,000	Power Technology	Louisville Gas & Electric Co.
Cane Run LP Blade Root Failure Examination	$6,635	Power Technology	Louisville Gas & Electric Co.

EW Brown CT7 Inspection/Assessment		$2,100	Power Technology	Kentucky Utilities Company
Trimble 2 Heat Rate Review		$3,090	Power Technology	Louisville Gas & Electric Co.
LG&E Boiler Maintenance Strategies		$42,793	Power Technology	Louisville Gas & Electric Co.
Henderson Superheater Creep Life		$2,667	Power Technology	Western Kentucky Energy
Coleman U2 Exciter Vibration		$3,980	Power Technology	Western Kentucky Energy
Mill Creek Unit 4 Combustion Advice		$560	Power Technology	Louisville Gas & Electric Co.
Cane Run RTS Vibration Monitoring		$4,840	Power Technology	Louisville Gas & Electric Co.
Coleman FGD Ductwork and Dampers		$4,790	Power Technology	Western Kentucky Energy
Trimble County Part Load Performance Test		$21,525	Power Technology	Louisville Gas & Electric Co.
GHPS: Ghent U3 Rehtr/econ elements		$12,685	Power Technology	Kentucky Utilities Company
Trimble Platen Outlet header Redesign		$23,903	Power Technology	Louisville Gas & Electric Co.
Ghent HP Turbine Modification		$12,180	Power Technology	Kentucky Utilities Company
LG&E Further Boiler Maintenance Strategies		$18,792	Power Technology	Louisville Gas & Electric Co.
LG&E Energy Legal Support		$22,544	Power Technology	LG&E Energy Group
Mill Creek Burner Tuning		$12,826	Power Technology	Louisville Gas & Electric Co.
EW Brown Inspection Supervision and Audit		$8,205	Power Technology	Kentucky Utilities Company
Trimble County Superheater Creep Life		$6,306	Power Technology	Louisville Gas & Electric Co.
Boiler Tube Failure Training Course		$9,320	Power Technology	Louisville Gas & Electric Co. Kentucky Utilities Company
Trimble Acceptance Tests		$94,884	E.ON Engineering	Louisville Gas & Electric Co.
Seminar IMD 2002		$4,862	E.ON AG	LG&E Energy Group
Seminar—Leading Corporate Transformation		$11,063	E.ON AG	LG&E Energy Group
Bank Fees		$5,719	E.ON NA	LG&E Capital Corp.
Ex-Patriot Salaries and Expenses—Engineering	$ $ $ $ $ $ $ $	194,155.30 174,588 869,266 54,381 156,084 6,646 112,062 127,215	Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc
Louisville Gas and Electric Company
Kentucky Utilities Company
LG&E Capital Corp.
LG&E Power Development Inc. (Fairfax)
LG&E Power Development Inc. (Tiger Creek)
Powergen plc
LG&E Power Inc.
				Western Kentucky Energy Corp.
Ex-Patriot Salaries and Expenses—Human Resources	$ $ $ $ $ $ $ $ $	107,004 106,309 54,968 2,803 7,741 15,282 110 2,313 548	Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc Powergen plc
Louisville Gas and Electric Company
Kentucky Utilities Company
LG&E Capital Corp.
LG&E Enertech Inc.
LG&E Power Inc.
Western Kentucky Energy Corp.
LG&E Power Development Inc. (Fairfax)
LG&E Power Development Inc. (Tiger Creek)
				LG&E Energy Marketing Inc.

Ex-Patriot Salaries and Expenses—Accounting/Finance	$ $ $ $	102,864 97,928 321,099 5,955	Powergen plc Powergen plc Powergen plc Powergen plc	Louisville Gas and Electric Company Kentucky Utilities Company LG&E Capital Corp. LG&E Energy Marketing Inc.
Ex-Patriot Salaries and Expenses—Transition	$ $ $	58,150 51,360 175,188	Powergen plc Powergen plc Powergen plc	Louisville Gas and Electric Company Kentucky Utilities Company LG&E Capital Corp.
Ex-Patriot Salaries and Expenses—OPC	$ $	159,379 18,557	Powergen plc Powergen plc	LG&E Energy Marketing Inc. LG&E Capital Corp.
Ex-Patriot Salaries and Expenses—Trading Controls		$34,102	E.ON AG	LG&E Capital Corp.
Power Plant Management (Ex-Pat Assignment)		$165,442	LG&E Energy Services Inc.	Powergen plc	1	0.02%
Legal		$61,700	LG&E Energy Services Inc.	Powergen plc	11	0.26%
Corporate Communications (Ex-Pat assignment)		$144,630	LG&E Energy Services Inc.	Powergen plc	1	0.02%
Engineering Policy-Group Engineering		$325,608	LG&E Energy Services Inc.	Powergen plc	1	0.02%
IT Integration		$53,563	LG&E Energy Services Inc.	Powergen plc	2	0.05%
Dir. Chain & Operating Services (Ex-Pat assignment)		$399,522	LG&E Energy Services Inc.	Powergen plc	1	0.02%
Legal (Ex-Pat Assignment)		$94,892	LG&E Energy Services Inc.	Powergen plc	1	0.02%
Legal (Transition Director)		$643,976	LG&E Energy Services Inc.	Powergen plc	1	0.02%
Investment/Shareholder Relations (Expenses Paid by LG&E Services for Powergen plc—Computershare)		$71,930	LG&E Energy Services Inc.	Powergen plc
Legal (Expenses Paid by LG&E Services for Powergen plc)		$320,980	LG&E Energy Services Inc.	Powergen plc
Procurement—License Fees and Marketsite Subscription (Expenses Paid by LG&E Services for Powergen plc)		$14,160	LG&E Energy Services Inc.	Powergen plc
Miscellaneous—Travel Exp. of Powergen employees while in US (Expenses Paid by LG&E Services for Powergen plc)		$1,296	LG&E Energy Services Inc.	Powergen plc
2002 EPRI Payment (Expenses Paid by LG&E Services for Powergen plc)		$320,980	LG&E Energy Services Inc.	Powergen plc
Funding of Mobile Computing and Multimedia Research (Expenses Paid by LG&E Services for Powergen plc)		$148,000	LG&E Energy Services Inc.	Powergen plc

IT Video Conferencing (Expenses Paid by LG&E Services for Powergen plc)	$54,105	LG&E Energy Services Inc.	Powergen plc
Corporate Communications	$67,044	LG&E Energy Services Inc.	E.ON AG	1	0.02%
Information Technology	$50,205	LG&E Energy Services Inc.	E.ON AG	4	0.10%
Human Resources (Expenses Paid by LG&E Services for E.ON AG)	$22,019	LG&E Energy Services Inc.	E.ON AG	5	0.12%
Miscellaneous—Expenses of E.ON Employee stationed in Louisville—Expenses Paid by LG&E Services for E.ON AG	$12,364	LG&E Energy Services Inc.	E.ON AG
Human Resources (Ex-Pat Assignment)	$64,895	LG&E Energy Services Inc.	E.ON AG	1	0.02%
Miscellaneous—Travel Exp. of E.ON employees while in US (Expenses Paid by LG&E Services for E.ON AG)	$111	LG&E Energy Services Inc.	E.ON AG
Miscellaneous—Special Award/Promotion (Expenses Paid by LG&E Services for E.ON AG)	$17,639	LG&E Energy Services Inc.	E.ON AG
Corporate Communications	$9,475	LG&E Energy Services Inc.	E.ON NA	1	0.02%
Information Technology	$5,200	LG&E Energy Services Inc.	E.ON NA	6	0.14%
Legal Services	$2,100	LG&E Energy Services Inc.	E.ON NA	1	0.02%
Facilities/Operation Services	$1,317	LG&E Energy Services Inc.	E.ON NA	1	0.02%
Miscellaneous—Glenview House (Expenses Paid by LG&E Services for E.ON NA)	$290,295	LG&E Energy Services Inc.	E.ON NA
Total LG&E Group Employees engaged in rendering services:				39	1.09%

QuickLinks

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. – For the Year Ended December 31, 2002